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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)
                                 CanWest Global
                              Communications Corp.


                                  NEWS RELEASE

For Immediate Release
October 12, 2004

                     CANWEST'S AUSTRALIAN OPERATIONS REPORT
                         RECORD RESULTS FOR FISCAL 2004

                  TEN's EBITDA up 33% on 14% revenue increase;
                      Television's ad market share tops 30%

WINNIPEG: CanWest Global Communications Corp. announced today that The TEN Group pty Limited (TEN), the company which owns its Australian television and out-of-home advertising operations, reported consolidated revenues of A$836.3 million for the year ended August 31, 2004, an increase of 14% from the A$732.7 million recorded for the previous fiscal year. TEN's consolidated EBITDA of A$287.2 million was up 33% compared to the A$215.5 million for previous fiscal year. CanWest holds a 56.6% economic interest in TEN.

In Canadian dollar terms, TEN's consolidated revenues increased approximately 23% from $651 million in fiscal 2003 to approximately $800 million in the current period. Consolidated EBITDA increased 43% from $191 million last year to approximately $274 million in fiscal 2004.

Nick Falloon, TEN's Executive Chairman, said that TEN produced its most outstanding results yet by focussing on its core television business and receiving much improved returns from Eye Corp., its out-of-home advertising operation. "This was a very competitive year in Australian television, particularly given that Seven Network carried the Olympics," said Falloon. "But TEN's strong program schedule delivered on its target and the sales team delivered on the revenue."

TEN's rising ad market share, now more than 30%, is the result of the ongoing ratings lead among the network's target demographic of 16 to 39 year old viewers, and securing the number two spot among 25-54 year old viewers and all viewers. Television's revenue increased by 14% to A$756.1 million and television's EBITDA to A$272.1 million, an increase of 29% over last year.

Our major series such as Australian Idol, Big Brother, plus big event programs such as Australian Football League clearly led the way, but TEN now has unprecedented strength across the breadth of its schedule," added Falloon. "TEN will maintain that strength through fiscal 2005 as the programming line-up will be boosted by exciting new shows such as The X Factor, the latest instalment in the Law and Order franchise and the Australian version of Queer Eye for the Straight Guy."

Eye Corp., TEN's out-of-home advertising operation, also made significant improvements over the previous fiscal year. Eye Corp.'s revenue increased by 11% over the previous year to A$80.2 million, and its EBITDA was up more than 200% to A$15.1 million from A$5.0 million the year before.

Leonard Asper, CanWest's President and CEO, commented that the excellent ratings and financial results from the Company's Australian operations in fiscal 2004, bodes well for future growth in the South Pacific. "TEN's outstanding results, and its confirmation as Australia's number two commercial network overall, coupled with significantly improved results from Eye
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Corp., demonstrates our Australian operations outstanding shape," said Asper.
"The recent re-election of the government of Prime Minister John Howard, whose policies support liberalization of media ownership laws, will hopefully re-invigorate the debate over these regulations in Australia, creating substantial growth opportunities for TEN, given its strong balance sheet and cash flow."

Asper pointed to the positive moves made by TEN to expand its out-of-home business throughout the South Pacific. "Eye Corp's move into New Zealand with both its Eye Fly airport advertising business and Eye Shop, its shopping mall company, are small but important moves," said Asper. "Eye Corp. is limited only by the imagination of its operators in terms of where it can grow."

TEN has made an encouraging start to fiscal 2005, recording a 15% increase in television revenue for the first quarter and there are also positive signs for Eye Corp.

CanWest has already received distributions in interest and dividends of A$109.5 million from Network TEN over the course of fiscal 2004, including a dividend payment of A$5.9 million in July 2004. CanWest will also receive interest on its outstanding subordinated debentures of approximately A$39.2 million in December 2004. The first distribution of interest and dividends for fiscal 2005, derived from earnings for the period from July 1, 2004 to December 31, 2004 is expected to be paid in January 2005.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.CanWestglobal.com), is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841